UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41440

Virax Biolabs Group Limited

(Registrant’s Name)

BioCity Glasgow

Bo'Ness Road Newhouse

Lanarkshire, ML1 SUH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

When used in this Form 6-K, unless otherwise indicated, the terms “the Company,” “Virax,” “we,” “us” and “our” refer to Virax Biolabs Group Limited. and its subsidiaries.

Resignation of Chief Financial Officer and Secretary

On June 13, 2025, Jason Davis, Chief Financial Officer and Secretary of Virax Biolabs Group Limited (the “Company”) notified the Company of his decision to resign as Chief Financial Officer and Secretary effective as of June 13, 2025. Mr. Davis’ decision to resign is not related to any disagreement with the Company on any matter relating to the Company’s operations, policies, or practices.

Effective June 13, 2025, Mr. Davis will remain engaged as an independent consultant to the Company to provide certain non-strategic support services, including audit coordination and financial administration.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VIRAX BIOLABS GROUP LIMITED

Date:	June 13, 2025	By:	/s/ James Foster
James Foster, Chief Executive Officer